FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of October 7, 2003 (Report No. 2)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                     10 Zarhin Street, Ra'anana 4300, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                   Form 20-F X   Form 40-F________




Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: Retalix Receives Certification for Canadian Credit and Debit Transactions from Global Payment. Dated October 7, 2003.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                                     (Registrant)
Date: October 7, 2003                                /s/ Guy Geri
                                                     ------------
                                                     By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number           Description of Exhibit

10.1 Press Release: Retalix Receives Certification for Canadian Credit and Debit Transactions from Global Payment. Dated October 7, 2003.

                                  EXHIBIT 10.1

                       [INSERT PRESS RELEASE WITHOUT LOGO]




Contact Information:

CCG                                           Retalix USA
15300 Ventura Boulevard, Suite 303            Jeff Yelton, CEO, Retalix USA
Sherman Oaks, CA  91403                       469-241-8400
(818) 789-0100                                infouse@retalix.com
Crocker Coulson, Partner
crocker.coulson@coffincg.com
FOR IMMEDIATE RELEASE


 Retalix Receives Certification for Canadian Credit and Debit Transactions
                              from Global Payment

 * Positions Retalix as the only fully integrated solution for point of sale and payment transactions in the Canadian fuel and convenience market

Dallas, TX, October 7th, 2003 - Retalix Ltd, with North American headquarters in Dallas, TX, announced that the Company has recently been granted Certification for Canadian Credit, Debit and Pay at the Pump Debit from Global Payment for the Canadian marketplace. Global Payment is one of the largest transaction processing service providers in the world, processing billions of business and consumer transactions a year. This certification allows Retalix StorePoint to provide the only completely integrated point of sale and payment solutions for the Fuel, Convenience and Gas Bar markets. The solution is currently installed and being rolled out with Husky Energy, a leading Canadian Convenience Store operator.

Retalix StorePoint is a functionally rich point of sale/back-office application that allows for complete operation of a convenience store/gas bar site. With installations in over 45 countries, Retalix is the world's leading independent provider of point of sale solutions for the Grocery/C-store market.

"This certification will allow our customers to benefit from a truly integrated solution," said Jeff Yelton, CEO and President of Retalix North America. "By being certified, our Retalix StorePoint POS solution allows our customers to eliminate third-party systems that previously provided this utility. This is one of the many benefits provided by the StorePoint open architecture platform."

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that supports a food retailer's essential retailing operations and enables retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 45 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.